April 12, 2006

Mr. Adam Washecka

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alliance HealthCard, Inc.

Form 10-KSB for Fiscal Year Ended September 30, 2005

Filed December 29, 2005

File No. 000-30099

Dear Mr. Washecka:

In response to our conference call on March 24, 2006, please review the following:

Stock Options, page 21

In response to comment number two regarding the stock options on page twenty-one of the 10-KSB for September 30, 2005 we are in agreement with the SEC that these options relating to the guarantees for the Company’s line of credit should have been recorded as a compensation expense in the financial statements. After further review of APB 25 and paragraph 8 of FIN 44 the loan guarantees made by directors is excluded from the provisions of APB 25. The amount calculated as an expense for the 400,000 stock options that were issued was $39,083 net of income tax effects.

After discussions with you, we are in agreement that the $39,083 should be amortized over the period covered by the guarantee of the line of credit which would be twelve months. That would mean for the year ending September 30, 2004 the amount that should have been recorded in the financial statements as a compensation expense was $6,514 and the remaining amount of $32,569 would have been recorded as a compensation expense at September 30, 2005. Our request would be that the Company does not have to file a 10-KSB/A for September 30, 2004 nor file a 10-KSB/A for September 30, 2005. After review of the expense in comparison to materiality of the Company’s financial statements we do not believe that the expense would be material to warrant a restatement of the financial statements.

There also appeared to be some ambiguity regarding the aggregate fair value of the stock options at September 30, 2004. The note should have read “The aggregate fair value of options granted and still outstanding at September 30, 2005 and 2004 was $267,169, respectively.” The aggregate value is not representative of the stock options issued during the year ended at September 30th 2005; instead it is the aggregate value at September 30th, 2005 for the cumulative value for all stock options issued and outstanding since inception (1999) of the options being granted, net of forfeitures.

General

Item #9A, Controls and Procedures, as follows, will be included in the Form 10k.

ITEM 9A.	CONTROLS AND PROCEDURES

The SEC defines the term “disclosure controls and procedures” to mean a company’s controls and other procedures that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. The Company’s principal executive officer and principal financial officer based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the quarterly period covered by this report, concluded that the Company’s disclosure controls and procedures were effective for this purpose.

Internal control over financial reporting consists of control processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with GAAP. To the extent that components of the Company’s internal control over financial reporting are included in the Company’s disclosure controls, they are included in the scope of the evaluation by the Company’s principal executive officer and principal financial officer referenced above. There were no significant changes in the Company’s internal control over financial reporting during the Company’s fourth fiscal quarter of 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 601(b)(31) Certifications

The certifications, as follows, have been amended to conform exactly to the form of Rule 13a-14(a) certification set forth in Item 601(b)(31) of Regulation S-B for both the CEO & CFO.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Robert D. Garces, certify that:

1.	I have reviewed this annual report on Form 10-KSB of Alliance HealthCard, Inc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered by the annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a)	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known by us to others within those entities, particularly during the period which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c)	disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

/s/ Robert D. Garces
Robert D. Garces
Chief Executive Officer

Date: December 21, 2005

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Rita McKeown, certify that:

1.	I have reviewed this annual report on Form 10-KSB of Alliance HealthCard, Inc;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered by the annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a.	designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known by us to others within those entities, particularly during the period which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c.	disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

/s/ Rita McKeown
Rita McKeown
Chief Financial Officer

Date: December 21, 2005

Exhibit 99.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, as Chief Executive Officer of Alliance HealthCard, Inc., certifies that to the undersigned’s knowledge, the Form 10-KSB for the year ended September 30, 2005, which accompanies this certification fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Alliance HealthCard, Inc. at the dates and for the periods indicated. The foregoing certification is made solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code and is subject to the knowledge and willfulness qualifications contained in Title 18, Chapter 63, Section 1350(c).

/s/ Robert D. Garces
Robert D. Garces
Chief Executive Officer

Date: December 21, 2005

Exhibit 99.2

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, as Chief Financial Officer of Alliance HealthCard, Inc., certifies that to the undersigned’s knowledge, the Form 10-KSB for the year ended September 30, 2005, which accompanies this certification fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of Alliance HealthCard, Inc. at the dates and for the periods indicated. The foregoing certification is made solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code and is subject to the knowledge and willfulness qualifications contained in Title 18, Chapter 63, Section 1350(c).

/s/ Rita McKeown
Rita McKeown
Chief Financial Officer

Date: December 21, 2005

Please give me a call at 678-405-4236 with any comments.

Sincerely,

/s/ Rita McKeown
Rita W. McKeown
Chief Financial Officer